Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation
Commission File Number: 001-09385
Date: January 14, 2008

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
18 January 2008
AGA 01.08
ANGLOGOLD ASHANTI OPERATIONAL GUIDANCE FOR Q4 2007

During the fourth quarter AngloGold Ashanti’s South African operations experienced a number of planned and unplanned shutdowns due primarily to safety interventions. This has resulted in the South African operations producing approximately 55,000 ounces of gold less than the prior quarter. The “Safety is our First Value”
campaign was introduced on 8 November 2007, undertaken jointly with organised labour and government representatives, together with associated campaigns at each of our South African business units. As a result, these operations have started to experience an encouraging improvement in safety performance.

At the Geita mine in Tanzania, production for the fourth quarter will be 51,000 ounces below last quarter. Tonnage was adversely affected by discharge pump failures at both mills and the treatment of harder ore. Metallurgical recovery reduced substantially in December 2007, due to the refractive nature of ore from Geita Hill, which was suspended and replaced with lower grade material from stockpiles. As announced in December 2007, Richard Le
Sueur, formerly manager of the Morila joint venture in 2007, has now been appointed managing director at Geita.
This became effective in early January 2008.

Notwithstanding solid operating performances from the company’s international operations, the impact of the fall in production in South Africa and at Geita, in particular, has resulted in Group production of 1,368,000 ounces for the fourth quarter. This level of production has a consequential impact on unit cash operating costs for the quarter.

As noted in published guidance released with the third quarter 2007 results, earnings for the fourth quarter 2007 are expected to be significantly distorted by, amongst other things, annual accounting adjustments such as rehabilitation, inventory, and current and deferred tax provisions.

The results for the fourth quarter and year ended 31 December 2007 will be released on 7 February 2008.

Queries

South Africa
Tel:
Mobile:
E-mail:
Charles Carter +27 (0) 11 637-6385 +27 (0) 82 330 5373 cecarter@AngloGoldAshanti.com
Himesh Persotam +27 (0) 11 637 6647 +27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com

Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.